Appendix A

STATEMENT

This statement (the “Statement”) is made as of January 17, 2006, by Arel Communications and Software Ltd (the “Company”), CYMI Financing, LLC, CYMI Private Equity II, LLC and Cetus Corp (collectively, the “Filing Persons”), in connection with the filing of Amendment No. 1 to the Filing Persons’ Transaction Statement on Schedule 13E-3 and any further revisions thereto (the “Amended Schedule 13E-3”) and the Company’s revised Proxy Statement attached to the Schedule 13E-3 as Exhibit (a)(5) and any further revisions thereto (the “Revised Proxy Statement”) with the Securities and Exchange Commission (the “SEC”) on January 17, 2006.

In connection with the filing of the Amended Schedule 13E-3 and the Revised Proxy Statement and in response to the request by the staff of the SEC (the “Staff”) in its comment letter to the Filing Persons, dated January 12, 2006, through execution of the Statement, each of the Filing Persons hereby acknowledges the following: (1) such Filing Person is responsible for the adequacy and accuracy of the disclosure in the Amended Schedule 13E-3 and Revised Proxy Statement; (2) the Staff’s comments or changes made to the Amended Schedule 13E-3 and Revised Proxy Statement in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the Amended Schedule 13E-3 and Revised Proxy Statement; and (3) such Filing Person may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

AREL COMMUNICATIONS AND SOFTWARE LTD. By: /s/ Philippe Szwarc —————————————— Name: Philippe Szwarc Title: Chief Executive Officer CYMI FINANCING, LLC

By: CYMI Private Equity II, LLC, its managing member By: CYMI, Ltd., its managing member By: /s/ Leslie Banwart —————————————— Name: Leslie Banwart Title: President

CYMI PRIVATE EQUITY II, LLC By: CYMI, Ltd., its managing member By: /s/ Leslie Banwart —————————————— Name: Leslie Banwart Title: President

CETUS CORP. By: /s/ Leslie Banwart —————————————— Name: Leslie Banwart Title: Vice President